Pursuant to Rule 424B5

Supplement To Prospectus Supplement Dated January 26, 2005
(To Prospectus Dated October 26, 2004)

$44,934,000

IndyMac MBS, Inc.

Depositor

Seller and Master Servicer

IndyMac INDX Mortgage Loan Trust 2005-AR1

Issuer

This Supplement updates the prospectus supplement dated January 26, 2005 that has been issued with respect to the IndyMac INDX Mortgage Loan Trust 2005-AR1, Mortgage Pass-Through Certificates, Series 2005-AR1 (the "Certificates"), as described below.

Subject to the terms and conditions set forth in the underwriting agreement dated January 1, 2005 between the depositor and Morgan Stanley & Co. Incorporated, the depositor has agreed to sell to Morgan Stanley & Co. Incorporated, and Morgan Stanley & Co. Incorporated has agreed to purchase, the outstanding Class Certificate Balance of each class of Certificates set forth in the table below.

Designation	Class Certificate Balance (Approximate)	Pass-Through Rate
Class B-1	$28,786,000	Variable
Class B-2	$9,829,000	Variable
Class B-3	$6,319,000	Variable

Proceeds to the depositor from the sale of these Certificates (the "Underwritten Certificates") are expected to be approximately 100.45% of the principal balance of the Underwritten Certificates plus accrued interest before deducting expenses payable by the depositor. The Underwritten Certificates will be purchased by Morgan Stanley & Co. Incorporated on or about January 31, 2005.

Distribution of the Underwritten Certificates will be made by Morgan Stanley & Co. Incorporated from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Morgan Stanley & Co. Incorporated may effect such transactions by selling the Underwritten Certificates to or through dealers and such dealers may receive from Morgan Stanley & Co. Incorporated, for which they act as agent, compensation in the form of underwriting discounts, concessions or commissions. Morgan Stanley & Co. Incorporated and any dealers that participate with Morgan Stanley & Co. Incorporated in the distribution of the Underwritten Certificates may be deemed to be underwriters, and any discounts, commissions or concessions received by them, and any profits on resale of the Underwritten Certificates purchased by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

The depositor has been advised by Morgan Stanley & Co. Incorporated that it intends to make a market in the Underwritten Certificates but Morgan Stanley & Co. Incorporated has no obligation to do so. There can be no assurance that a secondary market for the Underwritten Certificates will develop or, if it does develop, that it will continue or that it will provide certificateholders with a sufficient level of liquidity of investment.

The depositor has agreed to indemnify Morgan Stanley & Co. Incorporated against, or make contributions to Morgan Stanley & Co. Incorporated with respect to, liabilities customarily indemnified against, including liabilities under the Securities Act of 1933, as amended.

This Supplement also updates the "Summary—ERISA Considerations" and "ERISA Considerations" sections on page S-6 and pages S-71 through S-72, respectively, in the prospectus supplement, to reflect the fact that the Underwritten Certificates are being purchased by a person to whom the Exemption has been granted.

This Supplement does not contain complete information about the Underwritten Certificates. Additional information is contained in the prospectus supplement dated January 26, 2005 prepared in connection with the issuance of the offered certificates and in the prospectus of the depositor dated October 26, 2004. You are urged to read this Supplement, the prospectus supplement, and the prospectus in full.

Morgan Stanley

The date of this Supplement is January 31, 2005